Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of July, 2003

                         Commission File Number 0-15742

                            UNITED BUSINESS MEDIA PLC
                              (name of registrant)

                                  Ludgate House
                              245 Blackfriars Road
                                 London SE1 9UY
                                 United Kingdom
                    (address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F ___X___                           Form 40-F _______
                               -

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    -------

         Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                    -------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

                  Yes _______                                 No ___X___
                                                                    -

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______



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                            UNITED BUSINESS MEDIA PLC

Form 6-K Items
--------------


1. Press Release dated July 21, 2003.










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                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           United Business Media PLC


Dated: July 23, 2003                       By:  /s/ Anne C. Siddell
                                               --------------------------
                                               Name:  Anne C. Siddell
                                               Title: Group Company Secretary




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                                                                          ITEM 1


                                                                   July 21, 2003

United Business Media Announces Acquisition of Builder Group and Barbour Index

United Business Media today announced the acquisition of Aprovia UK - owner of UK construction publisher and event organiser, "The Builder Group", and of "Barbour Index", the information services provider to professionals in the UK construction and health and safety sectors. UBM is acquiring Aprovia UK for 79m pounds sterling in cash, equivalent to nine times Aprovia's 2002 EBITDA including the benefit of cost synergies. Aprovia will be integrated into CMPi, the UK professional media division of United.

Clive Hollick, Chief Executive of United Business Media, said:

"This acquisition is financially and strategically attractive. We expect that it will be earnings enhancing in 2003 and quickly surpass United's hurdle rate of return on capital. It will strengthen CMPi's leadership position in the UK construction and design market. Following up on the recent acquisition of Property Media and The Interior Design Handbook this move is further evidence of our ambition to build our professional media business in the UK. In 2004 these three acquisitions, with a total consideration of 83.25m pounds, are expected to contribute operating profits of some 9m pounds."

Bernard Gray, Chief Executive of CMP Information, said:

"The acquisition of Aprovia UK is an excellent fit with CMPi and takes it straight into a leading position in the media market for the construction industry. Aprovia will increase CMPi's share of this market - estimated at 140m pounds annually - to over 30%. Following this move CMP Information will cover the information needs of UK construction professionals across the full industry life cycle, from development and design initiation, via facilities management and occupation and through to property sales. This pre-eminence in construction will also drive synergies with CMP Information's existing market leading presence in the architecture and built environment sectors."

This acquisition brings together a powerful group of leading brands providing in-depth industry content. To CMPi's existing "Building Design" and "Property Week" are now added The Builder Group's "Building" and "Construction Manager" and Barbour Index's "Building Product Compendium."

As at 31 December 2002 Aprovia had net tangible assets of 12.8m pounds. For the year ended December 2002 Aprovia UK had revenues of 31.7m pounds and an EBITDA of 6.0m pounds. CMP Information expects to deliver 3m pounds of cost synergies following the integration of Aprovia into CMPi. The reduction in costs will be secured as


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a result of the integration of support functions, supplier economies of scale and other operating efficiencies.

For further information please contact:

For United Business Media enquiries:

Michael Waring             United Business Media           +44 (0)20 7921 5031
Colin Browne               The Maitland Consultancy        +44 (0)20 7379 5151
Nick Molden                United Business Media           +44 (0)20 7921 5097

For CMPi enquiries:

Nigel Main                 CMP Information                 +44 (0)20 7921 8388

Notes:

CMP Information is the UK headquartered professional media division of United Business Media plc.

Operating in the UK, US, Asia and Europe, CMPi delivers integrated media solutions to specialist B2B vertical market sectors. Its products including magazines, exhibitions, conferences, awards, directories and websites are targeted at business professionals across a focused range of markets; these include Healthcare, Property, Entertainment, Travel, Agriculture, IT & Games and Print.

Amongst its well-established brands are industry leading publications including Pulse, Travel Trade Gazette, Building Design, Property Week, Music Week, and Chemist & Druggist. It also has a number of exhibitions recognized as the pre-eminent events in their respective market sectors. These include CPhI, FIE, The Furniture Show, ATC, Confex and IFSEC.

CMPi produces around 50 publications, 20 Directory products and Buyers Guides and 35 exhibitions. In 2002, its revenues totalled 113.4m pounds and its profits were 12.7m pounds; it employs over 700 people based in the UK, US and Holland.

Aprovia UK is the holding company for the UK B2B operations of Aprovia, acquired by a consortium of private equity houses comprising Cinven, The Carlyle Group and Apax Partners, from Vivendi Universal in June 2002.

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business information services to the technology, healthcare, media, automotive and financial services industries. UBM offers services in market research, consultancy, news distribution, publishing and events to customers across the globe. Its brands include NOP World, one of the largest market research groups globally; PR Newswire, the world's leading corporate news distribution service and CMP, the B2B media and exhibition


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group operating in high-tech, healthcare, property, entertainment jewellery &
fashion in the US, UK, Asia and Europe.

Schedule of Products
--------------------

The Builder Group
-----------------

Magazines

Building, Building Profile, Building Product Cards, Security Installer, SMT, Construction Manager, Building Services Journal, Building Services Profile, OPUS, Electrical & Mechanical Contractor, Electrical Profile, RIBA Journal, RIBA Interiors, RIBA Product Cards, RIBA Materials Guide, Housing Today.

Events

Brick Awards, Building Awards, Building Homes Awards, Building Conferences, Construction Health & Safety Awards, Specialist Contractor Awards, World Architecture Awards, Security Awards, Building Services Awards, Secrets of Success.

Barbour Index
-------------

Construction Expert, Specification Expert, Property Facilities Manager, Construction Health & Safety, Operation & Maintenance, Building Product Compendium, facilities Management Expert, Facilities Management Compendium, Building Product Expert, Enquiry Service, Health & Safety Professional, Health & Safety Consultant.

CMPi
----

Building Publications & Directories

Building Design, Property Week, Intra, What's New in Building, Glass Age, Tile UK, Glass Age Directory, Conservatory Design & Build.

Building Events

Facilities Show, FM Expo, BD Events, Property Week Awards, Retail Awards, Leisure Awards, IAS/OAS Awards, Scottish Property Awards, Irish Property Awards.

Interiors Publications & Directories

Cabinet Maker, CFR, Directory to the Furniture and Furnishing Industry, Interior Design Handbook.

Interiors Events

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The Furniture Show, Design Interiors, Expotile, KBB, The Lighting Show, Soft
Furnishings Show (to be launched in 2004), BFM London Furniture Show, Contract Floor Show, National Floor Show, The Facilities Show, FM Expo.

Fire, Safety & Security Publications & related Products

Safety & Health Practitioner, CCTV Today, Fire Safety Engineering, International Fire & Safety Product News, Fire & Safety Product Finder, Safety & Health & Work Product & Services Selector.

Fire, Safety & Security Events

IFSEC & Security Solutions, Securex, Safety & Health Expo, Safety Health & Environment Solutions, ACPO, Firex (North & South), Air Traffic Control (Maastrict and Asia Pacific).

This press release includes statements which are not historical facts and are considered "forward-looking" within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM's current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as "believe," "expect," "plan," "anticipate," "on target" and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM's expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

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